LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

April 14, 2010

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Archer Investment Series Trust - Form N1-A/A

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to our telephone conversation on April 12, 2010 wherein you have provided comments to our client’s initial N1-A filing submitted April 8, 2010.

This letter addresses only your comments which we discussed in that telephone conversation.  Accordingly, please find our clients responses below.

FEES AND EXPENSES OF INVESTING IN THE FUND:

Comment & Response:

You have asked that the line item which reads “Fee Waiver” be revised to read “Fee Waiver and/or expense reimbursement”.  This revision has been incorporated in the current filing.

Comment & Response:

You have asked that additional disclosure be included in footnote #4 that states the basis upon which Management may terminate the management agreement.  We believe that the current disclosure accurately reflects the terms state in the agreement and no additional disclosure is necessary.

PRINCIPAL INVESTMENT STRATEGIES OF THE FUND:

&

PRINCIPAL RISKS OF INVESTING IN THE FUND:

Comment & Response:

You have continually asked that there be additional disclosure relating to the Fund’s investments in reverse convertible notes.  Management has concluded that it will not invest in such instruments in the future.  Therefore, references to such investments have been removed from the prospectus.  Accordingly the following language has been revised as reflected therein.

Also, kindly note that in the second and third paragraphs of the section entitled “Principal Risk of Investing in the Fund” there have been minor revisions to the disclosure.

Thank you for your kind attention to this matter.  I look forward to speaking with you shortly.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks